

April 3, 2013

<u>Via E-mail</u>
Mr. Steven Fisher
Chief Financial Officer
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326

      RE: **Novelis Inc.**
               Form 10-K for the Year Ended March 31, 2012
               Filed May 24, 2012
               File No. 1-32312

Dear Mr. Fisher:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief